(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

June 30, 2021

(Unaudited - in U.S. Dollars)

Notice to Reader:

The Company's independent auditor has not reviewed these condensed interim consolidated financial statements. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided under National Instrument 51-102 - Continuous Disclosure Obligations.

Quaterra Resources Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited-in thousands of U.S. Dollars)

	Note	June 30, 2021	December 31, 2020
Assets

Current assets:
Cash		$621	$701
Other receivables		3	3
Marketable securities	3	909	641
Prepaid and deposit		5	5
		1,538	1,350
Non-current assets:
Mineral properties	4	29,208	28,236
Reclamation bonds		34	34
		29,242	28,270
Total Assets		$30,780	$29,620

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$488	$222
Water rights sale obligation	4, 8	1,000	-
		1,488	222

Non-current liability
Derivative liabilities	5	108	51
Total Liabilities		1,596	273

Shareholders' Equity
Share capital		102,014	101,553
Contributed surplus		19,956	19,406
Deficit		(92,786)	(91,612)
		29,184	29,347
Total Liabilities and Shareholders' Equity		$30,780	$29,620

See the accompanying notes to the condensed interim consolidated financial statements.

Nature of Operations and Going Concern (Note 1)

Subsequent Event (Note 8)

Approved on behalf of the Board of Directors on August 5, 2021:

/s/ "Thomas Patton"	/s/"Terrence Eyton"
Director	Director

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Quaterra Resources Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020

General administrative expenses
General office		$18	19	$31	28
Insurance		24	17	24	17
Investor relations and corporate development		26	25	41	42
Professional fees		43	7	49	17
Rent		22	29	30	58
Salaries and benefits		234	108	440	312
Transfer agent and regulatory		17	11	44	32
		(384)	(216)	(659)	(519)

Fair value (loss) gain on derivative liabilities	5	(38)	28	(57)	80
Foreign exchange gain (loss)		15	-	18	(2)
General exploration		-	-	(12)	-
Unrealized gain on marketable securities	3	397	273	268	341
Interest expense and other		-	(31)	-	(47)
Share-based compensation		(732)	(168)	(732)	(172)
		(358)	102	(515)	200
Loss and comprehensive loss for the period		$(742)	$(114)	$(1,174)	$(319)
Loss per share - basic and diluted		$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted average number of common shares outstanding		223,102,753	217,715,610	221,244,554	217,667,258

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc. Condensed Interim Consolidated Statements of Cash Flow (Unaudited- In thousands of U.S. Dollars)

	Six months ended June 30,
	2021	2020

Operating activities

Net loss for the period	$(1,174)	$(319)
Items not involving cash:
Fair value loss (gain) on derivative liabilities	57	(80)
Interest and convertible accretion	-	66
Unrealized gain on marketable securities	(268)	(341)
Share-based compensation	732	172
	(653)	(502)

Changes in non-cash working capital
Other receivable	-	1
Accounts payable and accrued liabilities	(63)	(12)
Water rights sale obligation	1,000	-
	284	(513)

Financing activities
Shares issued for cash	279	19
	279	19

Investing activities
Expenditures on mineral properties	(643)	(343)
	(643)	(343)
Decrease in cash	(80)	(837)

Cash, beginning of period	701	1,812

Cash, end of period	$621	$975

Supplemental cash flow information
Exploration expenditures included in accounts payable	$370	$31

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited - In thousands of U.S. Dollars, except for shares)

	Number		Contributed
	of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2019	217,215,610	$ 101,424	$ 19,212	$ (90,629)	$ 30,007
Stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	172	-	172
Net loss for the period	-	-	-	(319)	(319)
Balance, June 30, 2020	217,715,610	$101,459	$19,368	$(90,948)	$29,879

Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Stock options and warrants exercised	5,300,000	461	(182)	-	279
Share-based compensation	-	-	732	-	732
Net loss for the period	-	-	-	(1,174)	(1,174)
Balance, June 30, 2021	224,015,610	$102,014	$19,956	$(92,786)	$29,184

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1. Nature of Operations and Going Concern

Quaterra Resources Inc. (together with its subsidiaries, "Quaterra" or the "Company") is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF."

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2021, the Company had a working capital of $50,000 and had accumulated a deficit of $92,786,000.

The Company has no source of revenue and has significant cash requirements to maintain its mineral property interests and meet its administrative overheads. Although the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future. In addition, if the Company fails in the water rights appeal and could not close the water rights sale announced on February 24, 2021 (Notes 4 & 8), the Company is obliged to return the $1,000,000 initial deposit to the buyer. These factors indicate material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on the condensed consolidated statements of financial position.

These condensed consolidated financial statements do not reflect adjustments to the carrying value and classification of assets and liabilities that might be necessary in the event of going concern. Such adjustments could be material.

2. Basis of Presentation and Accounting Policies

  Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company's audited consolidated financial statements for the year ended December 31, 2020.

  Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are related to the economic recoverability of the mineral properties, liquidity risk and the assumption of no material restoration, rehabilitation and environmental exposure.

3. Marketable Securities

On June 30, 2021, the Company held 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $909,000 (December 31, 2020 - $641,000). During the six months ended June 30, 2021, a $268,000 gain (June 30, 2020-$341,000) was recognized in the condensed interim consolidated statements of loss and comprehensive loss.

After the quarter-end, the Company sold 941,964 common shares of Grade Portage for total proceeds of Canadian Dollars ("CAD") 530,376.

4. Mineral Properties

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada and a 90% interest in the Groundhog property in Alaska.

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC, a Yerington-based company involved in agriculture, for $2,910,000 (the "Agreement). In early March, the Company filed an application with the Nevada Engineer to change the manner of use of the water rights from mining to agriculture and their place of use. Under the terms of the Agreement, Desert Pearl made a $1,000,000 initial payment to the Company on March 5, 2021. The Agreement is subject to the State of Nevada Division of Water Resources' final approval (Note 8).

As of June 30, 2021, total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2020	18,828	3,569	1,460	1,470	2,522	387	28,236
Property maintenance	-	-	93	-	-	-	93
Geological & mapping	20	-	-	-	-	-	20
Geophysical & survey	6	-	-	-	3	-	9
Assay & labs	13	-	-	-	-	-	13
Drilling	655	-	-	-	-	-	655
Environmental	-	56	-	-	-	-	56
Field support & Other	34	2	-	-	39	-	75
Technical study	51	-	-	-	-	-	51
	779	58	93	-	42	-	972
Balance, June 30, 2021	19,607	3,627	1,553	1,470	2,564	387	29,208

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

a) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,428,290 in cash payments over 15 years ($4,929,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

  $193,000 due in 2021 ($93,000 paid);
  $193,000 due 2022;
  $201,000 due in 2023;
  $51,000 due in 2024; and
  $1,000 each due in 2025 to 2028.

b) Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments ($1,155,000 paid) and incur a work commitment of $50,000 by December 31, 2021. Accordingly, a $125,000 option payment is due by  August 1, 2021, and the final $125,000 is due by October 10, 2021.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

c) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, extended, with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska.

During the six months ended June 30, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,564,000 funded) of exploration expenditure and make a lump sum payment to Chuchuna of $3,000,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

The Company had met the annual work commitments up to year-end 2020 and is required to spend a minimum of $160,000 ($42,000 incurred) in 2021.

d) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.

5. Derivative Liabilities

The Company has certain warrants exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of June 30, 2021, the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars. They were revalued using the weighted average assumptions: volatility of 104%, the expected term of 1.2 years, a discount rate of 0.30% and a dividend yield of 0%.

6. Share-based Compensation

a) Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

	June 30, 2021		December 31, 2020

		Weighted Average	Number of	Weighted Average
	Number of	Exercise Price	Options	Exercise Price
	Options	(CAD)		(CAD)
Outstanding, beginning of period	14,690,000	0.07	14,495,000	0.08
Granted	4,950,000	0.245	3,175,000	0.080
Expired	(375,000)	(0.065)	(2,480,000)	(0.13)
Exercised	(4,300,000)	(0.066)	(500,000)	(0.065)
Outstanding, end of period	14,965,000	0.13	14,690,000	0.07
Exercisable, end of period	14,865,000	0.13	14,490,000	0.07

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD)	June 30, 2021	December 31, 2020
April 14, 2021	0.065	-	2,795,000
June 23, 2022	0.095	2,700,000	2,900,000
September 20, 2023	0.06	1,690,000	2,370,000
June 21, 2024	0.065	2,150,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	2,975,000	3,175,000
June 18, 2026	0.245	4,950,000	-
		14,965,000	14,690,000

On June 18, 2021, the Company granted 4,950,000 stock options to directors, officers, employees and consultants under the Company's stock option plan. The options are exercisable at CAD 0.245 per share for five years. The Company used the following assumptions in the Black-Scholes option pricing model: volatility 101.4%, risk-free interest rate 0.97%, expected life five years, forfeiture rate and expected dividend yield 0%.

After quarter-end, 300,000 stock options were exercised at CAD 0.095 for total proceeds of CAD 28,500.

a) Share purchase warrants

During the six months ended June 30, 2021, 1,000,000 warrants were exercised at CAD 0.065 for a procced of CAD 65,000. The table below lists the warrants outstanding:

Expiry date		Exercise price	June 30, 2021	December 31, 2020
August 28, 2022		$0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	-	1,000,000
September 20, 2022	CAD	0.065	769,230	769,230
			11,769,230	12,769,230

7. Related Party Transactions

a) The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. Dollars)	2021	2020	2021	2020
Salaries	$163	$95	$262	$193
Directors' fees	9	9	18	18
Share-based compensation	325	85	325	85
	$497	$189	$605	$296

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021

(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b) The Company has service agreements with two private companies owned by the Company's Corporate Secretary, Mr. Lawrence Page: Manex Resource Group Inc. ("Manex") and Advocate Services Ltd. ("Advocate"). Manex provides the Company with its Vancouver office space at CAD 7,500 per month, and Advocate provides investor communications at CAD 5,000 per month. Both agreements can be terminated at any time with advanced written notice from either party.

8. Subsequent Event

On July 23, 2021, the Company received notice from the State of Nevada that three water rights permits had been forfeited. Further that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the water rights agreement announced on February 24, 2021.

The basis for this decision includes increased demand on the users and non-use of the water by the Company for mining and milling purposes since 2011.

The Company has the right to appeal within 30 days from July 23, 2021, and has retained legal counsel to initiate the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Agreement, the Company will have to return the $1,000,000 initial payment to Desert Pearl. The $1,900,000 balance of the water rights proceeds will be forfeited.

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